03 JUL 30 AM 7:21

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BTRsec/RLS Admin/Letters/2003/0071

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA


03024911

21 July 2003

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a Press Release concerning the sale of Baan.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino
Mr. M. Downing

dlw 7/30



"emailalert@hemscott.co.uk" <emailalert
21/07/2003 12:34

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Disposal Completion

This Email News Alert service is brought to you by Invensys and Hemscott - http://www.hemscott.com

RNS Number:7685N
Invensys PLC
21 July 2003

21 July 2003

Invensys completes Baan sale for US$135m

Invensys plc announces that it has completed the sale of its Baan business to
SSA Global Technologies, Inc., a leading provider of enterprise solutions for
process manufacturing, discrete manufacturing, consumer services and public
companies worldwide and which is jointly owned by Cerberus Capital Management,
L.P. and General Atlantic Partners, LLC, for the previously agreed cash
consideration of US$135m. The sale proceeds will be used by Invensys to continue
to reduce its level of indebtedness.

Rick Haythornthwaite, CEO of Invensys said: "With the completion of the sale of
Baan, we have made a good start to our disposal programme which will result in a
sharper-focused, financially-stronger Invensys."

Contact:

Invensys plc
Duncan Bonfield +44 (0) 20 7821 3529

Brunswick
Ben Brewerton/Sophie Fitton +44 (0) 20 7404 5959

About Invensys plc

Invensys is a global leader in production technology. The group helps customers
improve productivity, performance and profitability using innovative services
and technologies and a deep understanding of their industries and applications.

Invensys Production Management works closely with customers to increase performance of production assets, maximise return on investment in production
and data management technologies and remove cost and cash from the supply chain.
The division includes APV, Avantis, Eurotherm, Foxboro, IMServ, SimSci-Esscor,
Triconex, M&I and Wonderware. These businesses address process and batch industries -- including oil and gas, chemicals, power and utilities, food and
beverage, pharmaceuticals and personal health care products, metals and mining
-- plus the discrete and hybrid manufacturing sectors.

Invensys Rail Systems is a global leader in the design, manufacture, supply,
installation, commissioning and maintenance of safety-related rail signalling
and control systems as well as a complete range of rail signalling and communications products. The business includes Westinghouse Rail Systems Limited (WRSL), Dimetronic Signals, Safetran Systems, Burco Services, Westinghouse Signals Australia and Foxboro Transportation. WRSL was recently
awarded a contract valued at more than £850m (US$1.3 billion) for the renewal of
signalling on the London Underground.

Invensys also currently serves other market sectors through its Development Division. The businesses in this division are: Appliance Controls, APV Baker,
Baan, Climate Controls, Hansen Transmissions, Lambda, Metering Systems, Powerware and Teccor. Invensys is actively seeking to develop these businesses
through equity partners or new owners.

Invensys operates in more than 60 countries, with its headquarters in London.
For more information, visit www.invensys.com.